Exhibit 99.1

VNET Announces Proposed Offering of Senior Notes

BEIJING, October 29, 2021 – VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier-neutral and cloud-neutral data center services provider in China, today announced a proposed offering (the “Notes Offering”) of U.S. Dollars denominated senior notes (the “Notes”) subject to market conditions and other factors. The Company plans to use the net proceeds from the Notes Offering for funding future capital needs and general corporate purposes. The Notes are expected to be rated B2 by Moody’s and B by S&P.

Citigroup Global Markets Inc. and J.P. Morgan Securities plc (in alphabetic order) are acting as the joint global coordinators, joint book-runners and joint lead managers for the Notes Offering.

When issued, the Notes will be unsecured obligations of VNET. The interest rate and other terms of the Notes will be determined at the time of pricing of the Notes Offering.

The Notes will be offered (i) in the United States to persons reasonably believed by the initial purchasers to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and (ii) to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. A rating is not a recommendation to buy, sell or hold the securities and may be subject to suspension, reduction or withdrawal at any time by the relevant rating agency. The significance of each rating should be analyzed independently from any other rating.

This press release contains information about the pending offering of the Notes, and there can be no assurance that the Notes Offering will be completed.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these and other risks is included in VNET's reports filed with, or furnished to, the SEC. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

Xinyuan Liu
+86 10 8456 2121
IR@21Vianet.com

Julia Jiang
+86 10 8456 2121
IR@21Vianet.com